# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cullinan Therapeutics, Inc., CIK 0001789972
CUSIP: 230031106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: ONE MAIN STREET, SUITE 1350, CAMBRIDGE, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-25-003576
Filed by CIK 0001910456

## Reporting persons
- LYNX1 CAPITAL MANAGEMENT LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,766,090; sole dispositive power 0; shared dispositive power 5,766,090; aggregate amount beneficially owned 5,766,090 (9.8% of the class)
  Comment: Reflects beneficial ownership as of 9/30/25. See Amendment No. 1 filed on 10/10/2025 which reflects beneficial ownership as of 10/10/2025.
- WESTON NICHOLS: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,766,090; sole dispositive power 0; shared dispositive power 5,766,090; aggregate amount beneficially owned 5,766,090 (9.8% of the class)
  Comment: Reflects beneficial ownership as of 9/30/25. See Amendment No. 1 filed on 10/10/2025 which reflects beneficial ownership as of 10/10/2025.

## Item 1. Issuer
Name of issuer: Cullinan Therapeutics, Inc.
Address of issuer's principal executive offices: One Main Street, Suite 1350, Cambridge, MA 02142

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Lynx1 Capital Management LP (the "Investment Manager"), a Delaware limited partnership, and the investment manager to Lynx1 Master Fund LP (the "Lynx1 Fund"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock"), of Cullinan Therapeutics, Inc., a Delaware corporation (the "Company"), directly held by the Lynx1 Fund; and

(ii) Mr. Weston Nichols ("Mr. Nichols"), the sole member of Lynx1 Capital Management GP LLC, the general partner of the Investment Manager, with respect to the shares of Common Stock directly held by the Lynx1 Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence:
Lynx1 Capital Management LP
D81 Calle C
Suite 301, PMB 1202
Dorado, PR, 00646-2051

Weston Nichols
c/o Lynx1 Capital Management LP
D81 Calle C
Suite 301, PMB 1202
Dorado, PR, 00646-2051
Citizenship: Investment Manager - Delaware Mr. Nichols - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 59,074,391 shares of Common Stock outstanding as of July 31, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission on August 7, 2025.
Percent of class: 9.8%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Lynx1 Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LYNX1 CAPITAL MANAGEMENT LP: s/ Weston Nichols, By: Lynx1 Capital Management GP LLC, General Partner, By: Weston Nichols, Sole Member (11/14/2025)
- WESTON NICHOLS: /s/ Weston Nichols, Weston Nichols, Individually (11/14/2025)